UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 30, 2022

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The table included as Exhibit A hereto supersedes the Master Series Tables found in the previously-fileed offering circulars (the “Offering Circulars”) of Landa App LLC (the “Company”) and reflects the updated information set forth below regarding the series of the Company (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”).

Lease Updates

New Lease Agreements; Renewals

The following Series either entered into a lease agreement (“Lease Agreement”) with a new tenant or renewed with an existing tenant for its underlying Property. See the Master Series Table included as Exhibit A hereto for updated leasing status.

Series	Address

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC’s website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
A	Master Series Table

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2022

LANDA APP LLC

By:	Landa Holdings, Inc.,
its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)	Monthly Rental Income(2)		Lease Expiration Date(3)	Insurance Expiration Date	Monthly Insurance Expense	Monthly Management Fee*
1.	Landa Series 115 Sardis Street	Withdrawn	6/29/2021	n/a	n/a	n/a		$851	2/28/2023	6/30/23	$35	8%
2.	Landa Series 1394 Oakview Circle	Closed	6/29/2021	8/9/2021	10,000	$36,073.00		$814	12/31/2023	6/30/23	$30	8%
3.	Landa Series 1701 Summerwoods Lane	Closed	6/29/2021	9/3/2021	8,265	$35,364.28		$1,047	8/31/2023	6/30/23	$26	8%
4.	Landa Series 1741 Park Lane	Closed	6/29/2021	9/3/2021	3,518	$18,369.24		$761	12/31/2022	6/30/23	$30	8%
5.	Landa Series 209 Timber Wolf Trail	Withdrawn	6/29/2021	n/a	n/a	n/a		$775	12/31/2022	6/30/23	$36	8%
6.	Landa Series 2505 Oak Circle	Withdrawn	6/29/2021	n/a	n/a	n/a		$1,313	9/30/2023	6/30/23	$31	8%
7.	Landa Series 271 Timber Wolf Trail (4)	Withdrawn	6/29/2021	n/a	n/a	n/a		-	-	6/30/23	$37	8%
8.	Landa Series 29 Holly Grove Road	Withdrawn	6/29/2021	n/a	n/a	n/a		$746	4/30/2023	6/30/23	$31	8%
9.	Landa Series 1703 Summerwoods Lane	Closed	1/7/2022	7/20/2022	10,000	$35,772		$998	1/31/2023	6/30/23	$26	8%
10.	Landa Series 1712 Summerwoods Lane	Closed	1/7/2022	8/9/2022	10,000	$46,162		$919	12/31/2022	6/30/23	$28	8%
11.	Landa Series 1743 Summerwoods Lane	Closed	1/7/2022	7/31/2022	10,000	$35,772		$1,200	5/31/2023	6/30/23	$26	8%
12.	Landa Series 1750 Summerwoods Lane	Closed	1/7/2022	8/26/2022	10,000	$35,772		$1,170	5/31/2023	6/30/23	$38	8%
13.	Landa Series 4267 High Park Lane	Closed	1/7/2022	8/15/2022	10,000	$47,625		$1,208	10/31/2022	6/30/23	$31	8%
14.	Landa Series 4474 Highwood Park Drive	Closed	1/7/2022	8/9/2022	10,000	$42,898		$1,200	3/31/2023	6/30/23	$31	8%
15.	Landa Series 8569 Creekwood Way (5)	Closed	1/7/2022	4/26/2022	10,000	$33,951	$			6/30/23	$37	8%
16.	Landa Series 9439 Lakeview Road	Closed	1/7/2022	8/25/2022	10,000	$56,709		$1,400	7/31/2023	6/30/23	$28	8%
17.	Landa Series 10167 Port Royal Court	Closed	1/7/2022	7/20/2022	10,000	$28,100		$1,103	9/30/2023	6/30/23	$32	8%
18.	Landa Series 1246 Elgin Way	Closed	1/7/2022	7/29/2022	10,000	$38,285		$1,208	2/28/2023	6/30/23	$35	8%
19.	Landa Series 1910 Grove Way	Closed	1/7/2022	2/15/2022	10,000	$22,062		$1,523	7/17/2023	6/30/23	$57	8%
20.	Landa Series 593 Country Lane	Closed	1/7/2022	2/17/2022	10,000	$24,592		$1,020	6/30/2023	6/30/23	$30	8%
21.	Landa Series 6436 Stone Terrace	Closed	1/7/2022	2/3/2022	10,000	$15,479		$1,050	6/30/2023	6/30/23	$41	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)	Monthly Rental Income(2)	Lease Expiration Date(3)	Insurance Expiration Date	Monthly Insurance Expense	Monthly Management Fee*
22.	Landa Series 6440 Woodstone Terrace (4)	Closed	1/7/2022	2/17/2022	10,000	$18,244	-	-	6/30/23	$43	8%
23.	Landa Series 6848 Sandy Creek Drive	Closed	1/7/2022	2/13/2022	10,000	$21,867	$1,350	3/31/2023	6/30/23	$32	8%
24.	Landa Series 687 Utoy Court	Closed	1/7/2022	4/19/2022	10,000	$32,922	$975	3/1/2023	6/30/23	$30	8%
25.	Landa Series 729 Winter Lane (4)	Closed	1/7/2022	03/04/2022	10,000	$31,221	-	-	6/30/23	$34	8%
26.	Landa Series 7349 Exeter Court	Closed	1/7/2022	4/20/2022	10,000	$39,138	$1,150	4/30/2023	6/30/23	$34	8%
27.	Landa Series 8645 Embrey Drive	Closed	1/7/2022	4/18/2022	10,000	$34,145	$1,300	6/30/2023	6/30/23	$35	8%
28.	Landa Series 8780 Churchill Place (5)	Closed	1/7/2022	03/07/2022	10,000	$38,057	-	-	6/30/23	$35	8%
29.	Landa Series 8796 Parliament Place	Closed	1/7/2022	03/11/2022	10,000	$31,089	$1,350	8/31/2023	6/30/23	$32	8%
30.	Landa Series 8641 Ashley Way	Closed	1/7/2022	8/22/2022	10,000	$49,950	$1,100	5/31/2023	6/30/23	$28	8%
31.	Landa Series 8651 Ashley Way	Closed	1/7/2022	04/19/2022	10,000	$41,901	$1,050	1/31/2023	6/30/23	$24	8%
32.	Landa Series 8652 Ashley Way	(6)	1/7/2022	(6)	10,000	$59,329	$1,100	8/31/2023	6/30/23	$26	8%
33.	Landa Series 8653 Ashley Way	Closed	1/7/2022	8/8/2022	10,000	$52,933	$1,100	5/31/2023	6/30/23	$24	8%
34.	Landa Series 8654 Ashley Way	(6)	1/7/2022	(6)	10,000	$46,500	$1,103	6/30/2023	6/30/23	$26	8%
35.	Landa Series 8655 Ashley Way	(6)	1/7/2022	(6)	10,000	$61,052	$1,100	7/31/2023	6/30/23	$24	8%
36.	Landa Series 8659 Ashley Way	(6)	1/7/2022	(6)	10,000	$63,265	$1,250	7/31/2023	6/30/23	$27	8%
37.	Landa Series 8662 Ashley Way	Closed	1/7/2022	9/21/2022	10,000	$56,097	$975	7/31/2023	6/30/23	$27	8%
38.	Landa Series 8668 Ashley Way	Open	1/7/2022	-	9,999	$58,216	$1,150	6/30/2023	6/30/23	$33	8%
39.	Landa Series 8670 Ashley Way	Open	1/7/2022	-	9,997	$64,601	$1,050	7/1/2023	6/30/23	$29	8%
40.	Landa Series 8674 Ashley Way (4)	Closed	1/7/2022	8/8/2022	10,000	$47,137	-	-	6/30/23	$25	8%
41.	Landa Series 8675 Ashley Way	Closed	1/7/2022	8/19/2022	10,000	$45,350	$1,100	8/31/2023	6/30/23	$26	8%
42.	Landa Series 8677 Ashley Way	Closed	1/7/2022	4/20/2022	10,000	$42,667	$1,100	7/31/2023	6/30/23	$25	8%
43.	Landa Series 8678 Ashley Way	Open	1/7/2022	-	9,999	$64,006	$1,100	7/31/2023	6/30/23	$30	8%
44.	Landa Series 8679 Ashley Way	Closed	1/7/2022	8/3/2022	10,000	$46,117	$1,000	10/31/2022	6/30/23	$26	8%
45.	Landa Series 8683 Ashley Way	Open	1/7/2022	-	9,992	$47,750	$1,024	6/30/2023	6/30/23	$23	8%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares.

(2)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(3)	After the Lease Expiration Date, the applicable lease agreement will become a month-to-month lease, unless the tenant provides written notice within thirty (30) days of an intention to terminate the lease agreement.

(4)	As of the date of this report, the Property underlying this Series is vacant. Landa Holdings, Inc. (the “Manager”) will not earn its Management Fee on this apartment until the Manager enters into a new lease agreement with a tenant for this Property.

(5)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Series will not earn any income and the Manager will not earn its Management Fee on Property until the Manager enters into a new lease agreement with a tenant for the Property.

(6)	All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series’ offering with the investors.